November 3, 2016

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention: Mara L. Ransom, Assistant Director, Office of Consumer Products

Re:	Soupman, Inc.
Amendment No. 1 to Preliminary Information Statement on Schedule 14C
Filed October 19, 2016
File No. 000-53943

Dear Ms. Ransom:

Thank you for your letter dated November 1, 2016 regarding Soupman, Inc. (“Soupman”). In order to assist you in your review of Soupman’s Preliminary Information Statement on Schedule 14C, we hereby submit a letter responding to the staff’s comment. For your convenience, we have set forth below the staff’s comment in its entirety followed by our response thereto.

General

1.

We note your response to comment 1. It does not appear that you have provided the disclosure required by Item 12(f) of Schedule 14A. Please revise to include such disclosure or, if you do not believe it is required, tell us why. In this regard, we note that your proposed action to increase your authorized common stock and thereafter use the additional authorized shares for an exchange of debentures may implicate Note A of Schedule 14A and therefore require the disclosure required by Item 12 of Schedule 14A.

Response: We revised our disclosure in the Preliminary Information Statement on Schedule 14C filed on October 19, 2016 to include the information that we believed to be material for the exercise of prudent judgment in regard to the matters to be acted and required by Item 12 of Schedule 14A. In this regard, we acknowledge the application of Note A of Schedule 14A as well as the application of Item 13(a) of Schedule 14A as it relates to the disclosure in Item 12(f) of Schedule 14A.

Item 13(a) provides: “Notwithstanding the provisions of this Item, any or all of the information required by paragraph (a) of this Item not material for the exercise of prudent judgment in regard to the matter to be acted upon may be omitted. In the usual case the information is deemed material to the exercise of prudent judgment where the matter to be acted upon is the authorization or issuance of a material amount of senior securities, but the information is not deemed material where the matter to be acted upon is the authorization or issuance of common stock, otherwise than in an exchange, merger, consolidation, acquisition or similar transaction, the authorization of preferred stock without present intent to issue or the authorization of preferred stock for issuance for cash in an amount constituting fair value.”

United States Securities and Exchange Commission

November 3, 2016

The proposed action to increase the authorized shares is not part of any exchange, merger, consolidation, acquisition or similar transaction. The investor, Hillair Capital, has not agreed to exercise, and is not obligated in any manner to exercise, its conversion rights. Moreover, if current market conditions continue it may never exercise its conversion rights. The proposed action to increase the authorized shares is also not a forgone conclusion in any respect. The Company has not determined at this time whether or not to effect the proposed increase or the proposed reverse stock split. If the Company determines in the future to effect a reverse stock split, there will be no action taken whatsoever to increase the authorized shares.

Given that the proposed action to increase the authorized shares may not be imminent and is not part any exchange, merger, consolidation, acquisition or similar transaction, the Company does not believe that the information required by Item 12(f) of Schedule 14A is material for the exercise of prudent judgment in regard to that proposal. We further believe that our conclusion is consistent with the SEC Division of Corporation Finance Manual of Publicly Available Telephone Interpretations regarding Item 13, Instruction 1 of Schedule 14A.

Item 41 thereof states: “A proxy statement seeking shareholder approval of an increase in authorized common shares and the elimination of an authorized but unissued class of preferred stock would not require the inclusion or incorporation of financial statements. See Item 13, Instruction 1 of Schedule 14A.”

We acknowledge that the adequacy and accuracy of the disclosure in our filings is our responsibility, that the staff comments or changes to disclosure do not foreclose the Commission from taking any action with respect to the filing and that the Company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or need additional information, please contact the undersigned at (212) 768-7687.

Sincerely,

/s/ Jamieson Karson
Jamieson Karson
Chief Executive Officer
Soupman, Inc.

Enclosures
cc: Hank Gracin, Esq.

      Gracin & Marlow, LLP